UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of Videocon d2h Limited (the “Company”) on Form F-4 (Registration Number 333-201870) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Videocon d2h Limited

Press Release

VIDEOCON d2h TO REPORT Q2 FY16 RESULTS

Mumbai, October 14, 2015 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its results for the quarter ended September 30, 2015 on Tuesday, October 20, 2015 after the US market close. Videocon d2h will file its results with the SEC on form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – www.ir.videocond2h.com – and at www.sec.gov.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	October 21, 2015	October 21, 2015

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 8349 / +91 22 3938 1074	+91 22 6746 8349 / +91 22 3938 1074
Hong Kong	800 964 448	800 964 448 / +852 3018 6877
Singapore	800 101 2045	800 101 2045 / +65 3157 5746
USA	1 866 746 2133 / +1 323 386 8721	1 866 746 2133 / +1 323 386 8721
UK	0 808 101 1573 / +44 20347 85524	0 808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
Playback ID	52593	95182

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 525 channels & services. Videocon d2h also offers 39 “HD” channels & services. It launched India’s first 4K Ultra HD DTH channel. Videocon d2h offers India’s first 1000 GB High Definition Digital Video Recorder and is the first DTH service provider to offer Radio Frequency Remote Control (available with High Definition Digital Set Top Box with unlimited recording) and Wireless DTH Headphones. It has also launched its own OTT service, direct to mobile TV, providing its subscriber’s access to TV on the go. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratio. Apart from these, it also offers the Active Music service, which includes 42 Audio / Video active music channels, 24-hrs a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in nine regional languages in addition to English and Hindi from the dedicated 8 Customer care centres present in seven locations.

Videocon d2h is one of the most valued Indian company on NASDAQ by equity market capitalization as of October 10, 2015 and was the first Indian media company to be listed on NASDAQ.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

PR contact:

Jeff Pryor

jeff@prioritypr.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman